Mail Stop 3561

								December 13, 2005

Isaac Applbaum, Chairman
Vector Intersect Security Acquisition Corp.
One Embarcadero Center
San Francisco, California 94111

      Re:	Vector Intersect Security Acquisition Corp.
		Registration Statement on Form S-1
		Amendment No. 1 filed November 7, 2005
      File No. 333-127644

Dear Mr. Applbaum:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the factors you considered in determining to value this offering at $150,000,000. What factors did you consider when determining that you might need $141,000,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company`s corporate existence was established in July of
2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Vector Intersect Security Acquisition. Given management`s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

2. We note your response to our prior comment 2. We note that the disclosure on page 6 indicates that "all of our existing stockholders, including all of our officers and directors, have agreed to vote the shares of common stock then owned by them in accordance with the majority of the shares of common stock voted by the public stockholders." (emphasis added) We also note your disclosure on page 13 that "any shares of common stock acquired by existing stockholders in the aftermarket will be considered as part of the holding of the public stockholders and will have the same rights as other public stockholders, including voting and redemption rights." Finally, we note your disclosure on page 49 that "any securities acquired by existing stockholders in the aftermarket will be considered to be part of the holding of public stockholders and will have the same rights as other public stockholders, including voting and redemption rights with respect to a potential business combination. Accordingly, they may vote on a proposed business combination with respect to shares acquired in the aftermarket any way they so choose." Revise to provide the disclosure in your response that the existing stockholders waive their right to exercise redemption rights to any shares of common stock owned, directly or indirectly, on the date of the prospectus or acquired in the offering or in the open market or otherwise.

3. We note the contingent nature of part of the underwriters` compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

4. We note that the form of warrant purchase agreement among Issac Applebaum, Marc Abramowitz and the representative which indicates that Messrs Applebaum and Abramowitz will enter into an agreement or plan with Rodman or, with Rodman`s consent, an independent broker-dealer. If the parties enter into a plan in which Rodman administers the plan and is also acting as finder for the company where Rodman could receive material nonpublic information, please explain how this plan would comply with Rule 10b5-1.





5. We note your disclosure that the components of your units will begin trading separately on the 20th trading day following the earlier to occur of the expiration of the underwriters` over-allotment or its exercise in full "unless Rodman & Renshaw, LLC determines that an earlier date is acceptable." Please revise to discuss the factors that the underwriter will consider in making the determination to allow earlier separate trading. If the underwriter decides to allow separate trading before the end of 20th trading day, discuss how investors will become aware of the acceleration.

6. We note your response to comment 13 that the company`s CEO received unsolicited communications by a person representing a potential business acquisition candidate wishing to discuss a business acquisition transaction. Revise your prospectus to address the receipt of the unsolicited communication and the company`s response to that solicitation. We may have further comment.

Risk Factors, page 10

Risks Related to Our Targeted Industries, page 21

7. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Some of your risk factors fit into this category and you should revise to explain how each risk factor applies to your company or your offering or you should delete them. For example, see risk factors eight and nine.

Use of Proceeds, page 26

8. We note the statement on page 27 that "[t]here is no limit on the amount of accountable out-of-pocket expenses reimbursable by us." Please clearly indicate whether these out-of-pocket expenses could be reimbursed from the proceeds held in trust upon the consummation of a business combination.

9. Please clarify, in footnote 1, the amount of offering expenses already paid from the $175,000 received from your existing shareholders.










Proposed Business, page 33

We have not identified a target business, page 34

10. We note your statement that "none of our officers, directors, promoters or other affiliates is currently engaged in substantive discussions on our behalf ... regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination ... we note that there has been no diligence, substantive discussions, negotiations and /or other similar activities undertaken ... with respect to a business
combination transaction with us."  (emphasis added)   Address all
of
the discussions by the company with representatives of other companies regarding a business combination transaction. We may have further comment.

Facilities, page 40

11. Please include the disclosure required by Item 102 of Regulation
S-K.  Please describe any leasing arrangements, including costs.

Certain Transactions, page 53

12. If applicable, please describe in more detail the reimbursement for the office space as required by Item 404 of Regulation S-K.

Underwriting, page 58

Financial Advisory Agreement, page 60

13. Please file the financial advisory agreement as an exhibit.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:	Robert L. Grossman, Esq.
	Fax: (305) 579-0717
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Isaac Applbaum
Vector Intersect Security Acquisition Corp.
December 13, 2005
Page 1